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                                                                 EXHIBIT (a)(10)

                                  MEMORANDUM

To:      All Eligible Option Swap Participants

From:    Gary Hourihan

Date:    March 1, 2002

Subject: Some Helpful Information

          Now that you have received the Offer of Exchange explaining the stock option/SAR swap program, many of you likely have questions about how best to decide whether to participate and which options/SARs to forfeit if you decide to participate. An important input in making this decision is to understand the price that Korn/Ferry stock would need to reach in order for you to be better off retaining your existing options or SARs. Determining this price depends primarily on three variables:

      .   The exercise price of the options/SARs you forfeit
      .   The eventual grant price of the replacement options/SARs
      . The number of existing options/SAR you must forfeit for each new option/SAR received (the swap ratio)

      Unfortunately, one of these variables is not known today, since the exercise price of the replacement options/SARs will represent our closing market price on the date the replacement options/SARs are granted. However, it is possible to develop a table that illustrates, assuming various exercise prices for the replacement options/SARs, the price that Korn/Ferry stock would need to reach for someone to be better off holding their existing options/SARs.

      As an aid to helping you make a decision regarding the swap, I have developed the attached table covering the major past option/SAR grants, including:

      .   The IPO grant on 2/10/99 at $14.00
      .   The FY99 performance grant on 4/20/99 at $13.4375
      .   The special principal and new partner grant on 3/31/00 at $29.75
      .   The FY00 performance grant on 6/6/00 at $22.4375
      .   The FY01 performance grant on 6/27/01 at $16.04

      The table is read as follows:

      . The left column lists different illustrative exercise prices for the replacement options/SARs.
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      .   The top row lists exercise prices for our major existing option/SAR grants.
      . The dollar figures in the table represent the price that our stock would need to reach prior to the expiration of the replacement options/SARs for the existing options/SARs to be worth more than the replacement grant.

      For example, the table illustrates that our stock price would need to reach at least $30.73 for an FY00 performance option/SAR (granted at $22.4375) to be more valuable than the replacement options/SARs received from the swap if the exercise price of the replacement grant is $10.00. If the exercise price of the replacement grant is $7.00, our stock would need to reach $32.73 for the existing option/SAR to be worth more. Similarly, our stock would need to reach $27.39 if the exercise price of the replacement grant is $15.00.

      No single analysis can determine whether swapping a particular option or SAR makes sense. Such a decision depends on multiple factors, including but not limited to (a) the exercise price of the option/SAR being forfeited, (b) our eventual stock price on the date of the replacement grants, (c) individual perspectives on our longer-term stock price performance, (d) each individual's personal time horizon, and (e) special factors that may be applicable to certain individuals, such as local tax issues. This being said, the attached table is intended to provide input that hopefully will help in making an informed decision.

      As described in the Offer to Exchange, neither Management nor the Board of Directors makes any recommendation as to whether you should elect to exchange or refrain from electing to exchange your options/SARs. You must make your own decision on this matter. The attached table is for information only.
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                     OPTION/SAR SWAP BREAKEVEN ANALYSIS/(1)/

--------------------
    Stock Price
    on Date of
                    ------------------------------------------------------------
    Replacement                 Exercise Price of Original Option
       Grant         $13.4375     $14.00       $16.04       $22.4375    $29.75
--------------------------------------------------------------------------------
      $ 5.00          $30.30      $32.00       $30.77      $34.06       $42.12
      $ 6.00          $28.30      $30.00       $29.43      $33.39       $41.62
      $ 7.00          $26.30      $28.00       $28.09      $32.73       $41.13
      $ 8.00          $24.30      $26.00       $26.77      $32.06       $40.62
      $ 9.00          $22.30      $24.00       $25.43      $31.39       $40.13
      $10.00          $20.30      $22.00       $24.09      $30.73       $39.62
      $11.00          $18.30      $20.00       $22.77      $30.06       $39.13
      $12.00          $16.30      $18.00       $21.43      $29.39       $38.62
      $13.00          $14.30      $16.00       $20.09      $28.73       $38.13
      $14.00           Never       Never       $18.77      $28.06       $37.62
      $15.00           Never       Never       $17.43      $27.39       $37.13
      $16.00           Never       Never       $16.09      $26.73       $36.62
      $17.00           Never       Never       Never       $26.06       $36.13
      $18.00           Never       Never       Never       $25.39       $35.62
      $19.00           Never       Never       Never       $24.73       $35.13
      $20.00           Never       Never       Never       $24.06       $34.62
--------------------------------------------------------------------------------

(1) Dollar figures within table illustrate the price that Korn/Ferry stock must attain prior to the expiration date of the replacement option or SAR for the existing option/SAR to be worth more than the replacement option/SAR.